EXHIBIT 4.1

FIRST AMENDMENT TO COMMON STOCK PURCHASE WARRANT

THIS FIRST AMENDMENT TO COMMON STOCK PURCHASE WARRANT (this “Amendment”) is dated as of February 3, 2023, and is by and between Recruiter.com Group, Inc., a Nevada corporation (the “Company”), and __________________________________ (the “Holder”).

RECITALS

WHEREAS, the Company and the Holder are parties to that certain Common Stock Purchase Warrant of the Company, dated August 17, 2022 (the “Warrant”);

WHEREAS, pursuant to Section 5(l) of the Warrant, the provisions of the Warrant may be modified, amended, or waived, with the written consent of the Company and the Holder;

WHEREAS, any capitalized terms that are not otherwise defined herein shall have the meaning ascribed to them in the Warrant;

WHEREAS, the Company desires to revise Section 2(c) of the Warrant to extend the deadline for registering the resale of the Warrant Shares by the Holder prior to which time Holder cannot exercise the Warrant by means of a “cashless exercise”; and

WHEREAS, as an inducement for the Holder agreeing to revise Section 2(c) and exercising at one hundrd percent (100%) of the current registered Warrant Shares which are [●] warrants from [●] via a single Notice of Exercise, the Company proposes to reduce the Exercise Price.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder, intending to be legally bound, agree as follows:

AGREEMENT

Exercise Price of the Warrant. Provided that Holder exercises one hundred percent (100%) of the Warrant Shares via a single Notice of Exericse delivered prior to February 6, 2023, Section 2(b) of the Warrant is hereby amended and restated in its entirety as follows:

(b) Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $0.38, subject to adjustment hereunder (the “Exercise Price”).

Cashless Exercise of the Warrant. The opening paragraph of Section 2(c) of the Warrant is hereby amended and restated in its entirety as follows:

(c) Cashless Exercise. If at any time after the eight-month anniversary of the Initial Exercise Date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

Warrant in Effect. Except as otherwise specifically provided herein, all other terms and conditions of the Warrant shall remain in full force and effect.

Representations. The Holder hereby represents that he, she or it is, as of the date hereof, the holder of the Warrant. Each of the Holder and the Company hereby represents and warrants that such party has full power and authority to enter into this amendment and that this Amendment constitutes the legal, valid and binding obligation of such party, enforceable by its terms.

Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but which together shall constitute one document. Delivery by facsimile of an executed copy of this Amendment shall be deemed effective delivery and each facsimile shall be deemed effective and enforceable as if it were an original.

SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF, the Company and the Holder have executed this Amendment as of the date set forth above.

COMPANY

RECRUITER.COM GROUP, INC.

By:
Name:	Evan Sohn
Title:	Chief Executive Officer

HOLDER

Printed Name:

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